UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

HIGHLAND CLAN CREATIONS CORP.
(Exact name of registrant as specified in its corporate charter)

333-101133
(Commission File No.)

Nevada
(State or other jurisdiction of incorporation or	98-0379351
organization)	(I.R.S. Employer Identification No.)

#17 - 936 Peace Portal Drive
Blaine, Washington 98230
(Address of principal executive offices)

360.306.5275
(Issuer’s telephone number)

HIGHLAND CLAN CREATIONS CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about April 24, 2006 to the holders of shares of our common stock, par value $0.001 per share of Highland Clan Creations Corp., a Nevada corporation incorporated as of April 17, 2002, in accordance with the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Pursuant to the terms of a share purchase agreement made as of March 9, 2006 (the “Agreement”) between our company and Dr. Christopher Starr, Erich Sager, Dr. Todd Zankel and Falcon Corporate Investments Ltd. for the purchase by our company of all of the issued and outstanding shares of Raptor Pharmaceutical Inc., we have agreed to issue to each of Dr. Christopher Starr and Dr. Todd Zankel 3,000,000 shares of our common stock and to each of Falcon Corporate Investments Ltd. and Erich Sager 1,000,000 shares of the common stock. As a condition to the Agreement, we also agreed to arrange a financing of $3,500,000, consisting of 7,000,000 units at a price of $0.50 per unit with each unit comprising one share of our common stock and one stock purchase warrant. Also as part of the

Agreement, Brent McMullin and Brett Stewart have agreed to return an aggregate of 26,805,000 shares of our common stock for cancellation. Accordingly, upon the completion of Agreement, each of Dr. Christopher Starr and Dr. Todd Zankel will own approximately 10.91% of all of our issued and outstanding shares of common stock at that time.

The terms and conditions of the Agreement are summarized below under the heading “The Agreement”.

The Agreement also provides that Brent McMullin and Brett Stewart will resign as our directors and officers and Raymond W. Anderson, Dr. Christopher M. Starr and Erich Sager will be appointed as our directors upon the completion of the Agreement. Dr. Christopher M. Starr will also be appointed as our Chief Executive Officer.

The appointment of Mr. Anderson, Dr. Starr and Mr. Sager as our directors will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of completion of the Agreement for the purchase by our company of all of the issued and outstanding shares of Raptor Pharmaceutical Inc. Following the effective date of Mr. Anderson, Dr. Starr and Mr. Sager’s appointment as our directors, Mr. McMullin and Ms. Stewart will resign as directors of our company.

Please read this Information Statement carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of our purchase of Raptor Pharmaceutical Inc. All company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENT

On March 9, 2006, we entered into the Agreement with Dr. Christopher Starr, Erich Sager, Dr. Todd Zankel and Falcon Corporate Investments Ltd. for the purchase by our company of all of the issued and outstanding shares of Raptor Pharmaceutical Inc. Closing of the Agreement is subject to a number of customary closing conditions and is scheduled on or before June 30, 2006, or on such other date as the parties may agree, to be held at such place and time as the parties may agree.

Closing Conditions

Pursuant to the Agreement, we have completed a forward split of our authorized, issued and outstanding share capital on a fourteen (14) for one (1) basis on April 4, 2006. As part of the Agreement, Brent McMullin and Brett Stewart have agreed to return an aggregate of 26,805,000 shares of our post-split common stock for cancellation. Upon the closing of the sale and purchase under the Agreement, Brent McMullin and Brett Stewart will resign as our directors and officers and Raymond W. Anderson, Dr. Christopher M. Starr and Erich Sager will be appointed as our directors.

We agreed to arrange a financing of $3,500,000, consisting of 7,000,000 units at a price of $0.50 per unit before the completion of the Agreement. Each unit will comprise one share of our post-split common stock and one stock purchase warrant with an exercise price of $0.50 per share for a period of 18 months.

The parties’ obligations to close the Agreement are conditioned upon our successful completion of the $3,500,000 financing. We have the option to raise up to an additional $500,000 on the same term. We also agreed to sell our current business for an amount approximately equal to the value of our current debt.

Consideration

In consideration for all of the issued and outstanding shares of Raptor Pharmaceutical Inc., we will issue to each of Dr. Christopher Starr and Dr. Todd Zankel 3,000,000 shares and to each of Falcon Corporate Investments Ltd. and Erich Sager 1,000,000 shares of our post-split common stock.

Other Provisions

We also agreed to register the resale of the units sold in our $3,500,000 financing under a registration statement to be filed with the SEC and we agreed to pay liquidated damages equal to 5% of the proceeds raised, payable in units of our securities, if we fail to file a registration statement within 30 days after we file a current report on Form 8-K to announce the completion of the Agreement.

To assist Raptor Pharmaceutical Inc. with the development of its technology until the completion of the Agreement, we have arranged for a third party to lend Raptor Pharmaceutical Inc. $200,000 pursuant to a promissory note, accruing interest at 10% per annum, which will mature the earlier of the closing of the Agreement or six months.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of April 21, 2006 and the date of this Information Statement, there were and are 39,305,000 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of post-split common stock known by us to be owned beneficially as of April 21, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Brent McMullin 1815 Lilac Drive Surrey, British Columbia V4A 6C7	13,650,000	35
Common Stock	Brett Stewart 1408 Strathmore Mews Vancouver, British Columbia V6Z 3A9	13,650,000	35
Common Stock	Directors and Officers (as a group)	27,300,000	70

(1)	Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 21, 2006, and the date of this Information Statement.

(2)	Calculated based upon our 39,305,000 issued and outstanding shares of post-split common stock as of April 21, 2006 and as of the date of this Information Statement.

Changes in Control

No new control positions will be created as a result of the issuance of shares of our post-split common stock to Dr. Christopher Starr, Dr. Todd Zankel, Falcon Corporate Investments Ltd. and Mr. Erich Sager.

Each of Dr. Christopher Starr and Dr. Todd Zankel will own approximately 10.91% of our issued and outstanding shares of post-split common stock at the time of the Agreement is completed.

No voting trust, option to acquire or similar arrangements have been made with respect to the shares of our common stock by any of the parties who acquired them.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Brent McMullin(1)	63	President and Director	April 27, 2004
Brett Stewart(1)	27	Secretary, Treasurer and a Director	April 1, 2002
Raymond W. Anderson	63	Director	To be determined(2)
Christopher M. Starr, Ph.D.	53	Chief Executive Officer and Director	To be determined(2)
Eric Sager	48	Director	To be determined(2)
Todd Zankel, Ph.D.	43	Chief Scientific Officer	To be determined(2)
Kim Tsuchimoto, C.P.A.	43	Chief Financial Officer, Treasurer and Secretary	To be determined(2)

(1)	Mr. McMullin and Ms. Stewart will resign as directors and officers of our company effective the later of (a) ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders, or (b) the completion of the Agreement.

(2)	Messrs. Anderson and Sager and Dr. Starr will be appointed to our board of directors effective the later of (a) ten days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders, or (b) the completion of the Agreement.

Brent McMullin

Mr. McMullin has spent the last 17 years involved in the health and beauty industry. He has developed graphic design which has obtained copyright and products which have received Federal Drug Identification numbers.

From 1996 to 2004, Mr. McMullin was the founder of Legacy Bodysentials a business which developed and manufactured nutritional drinks for children. From 1991 to 1996, Mr. McMullin was president of Legacy Manufacturing Inc., a company which developed, manufactured and sold various health and beauty products.

Previously Mr. McMullin spent many years in the retail industry in management positions at the district, divisional and corporate level. He also owned a retail building supply franchise and became involved in the land development and construction industry. With his wife Barbara they have raised nine children.

Mr. McMullin holds a Bachelor of Commerce from Simon Fraser University.

Brett Stewart

Since April 1, 2002, Mrs. Stewart has been our secretary, treasurer and member of our board of directors. Mrs. Stewart provides us with her part-time consulting services.

Since October 2001, Mrs. Stewart has been a freelance business assistant and administrator. Her duties have included making travel arrangements, appointment scheduling, couriers/mail, expense reports, office supplies, filing, preparing corporate documents, and marketing materials, word processing and general office duties.

From 1994 to October 2001, Mrs. Stewart has worked for several different companies, including MacKenzie Financial Corporation (Marketing Office, Sol Massage Therapy/Gold’s Health & Fitness, the Aldo Group and Legacy Bodysentials Manufacturing), where her duties included reception, couriers/mail, co-op marketing processing, expense reports, marketing packet mail outs, office supplies/suppliers, inventory, office invoice processing, preparing reports and general office duties.

Mrs. Stewart holds a Bachelor of Arts degree at Simon Fraser University, in Burnaby, British Columbia

Christopher M. Starr, Ph.D.

Dr. Starr is a co-founder, CEO and President of Raptor Pharmaceutical Inc. since its inception in 2006. Dr. Starr co-founded BioMarin Pharmaceutical Inc. in 1997 where he last served as Senior Vice President and Chief Scientific Officer. As Senior Vice President at BioMarin Pharmaceutical Inc., Dr. Starr was responsible for managing a Scientific Operations team of 181 research, process development, manufacturing and quality personnel through the successful development of commercial manufacturing processes for its enzyme replacement products, and supervised the cGMP design, construction and licensing of a manufacturing facility.

From 1991 to 1998, Dr. Starr supervised research and commercial programs at BioMarin Pharmaceutical Inc.'s parent company, Glyko, Inc., where he served as Vice President of Research and Development. At Glyko, Inc., Dr. Starr directed the research and development and commercial operations of the organization. Prior to his tenure at Glyko, Inc., Dr. Starr was a National Research Council Associate at the National Institute of Health studying nuclear membrane transport, cell surface receptor function and protein intracellular trafficking. Dr. Starr earned a B.S. from Syracuse University and a Ph.D. in Biochemistry and Molecular Biology from the State University of New York Health Science Center, in Syracuse, New York.

Raymond W. Anderson

Mr. Anderson currently serves as the Chief Financial Officer and Vice President, Finance &

Administration of Dow Pharmaceutical Inc. Mr. Anderson has more than 30 years of healthcare industry experience, primarily focused in financial management within the biopharmaceutical sector. Prior to joining Dow in 2003, he was Chief Financial Officer for Transurgical, Inc., a private medical technology company. Prior to that, Mr. Anderson served as Chief Operating Officer and Chief Financial Officer at BioMarin Pharmaceutical Inc. from June 1998 to December 2001. Prior to June 1998, Mr. Anderson has

held similar executive-level positions with other biopharmaceutical companies including Syntex, Chiron, Glycomed and Fusion Medical Technologies.

Mr. Anderson holds an MBA from Harvard University; an MS in Administration from George Washington University; and a BS in Engineering from the United States Military Academy.

Erich Sager

Mr. Sager has acted as Chairman of Calltrade Carrier Services AG, a European wholesale phone operator since 2004. From September 1996 until August 2004, Mr. Sager served as the Chairman of LaMont Asset Management SA, a private investment management firm. From April 1994 to August 1996, Mr. Sager served as Senior Vice President, head of Private Banking for Dresdner Bank (Switzerland) Ltd. From September 1991 to March 1994, Mr. Sager served as Vice President, Private Banking-Head German Desk for Deutsche Bank (Switzerland) Ltd. From 1981 to 1989, Mr. Sager held various positions at a number of banks in Switzerland. Mr. Sager served on the BioMarin Pharmaceutical Inc. board of directors from November 1997 to March 2006 and currently serves as a director of Calltrade Carrier Services AG and Zecotek Medical Systems Inc. Mr. Sager received a business degree from the School of Economics and Business Administration in Zurich, Switzerland.

Todd Zankel Ph.D.

Dr. Zankel is a co-founder and Chief Scientific Officer of Raptor Pharmaceutical Inc. since its inception in 2006. From 1997 to 2005, Dr. Zankel served as a Senior Director of Research at BioMarin

Pharmaceutical Inc. In this capacity, Dr. Zankel had been responsible for managing a Research team of 12. Dr. Zankel’s Research team had developed highly productive manufacturing cell lines for BioMarin’s enzyme replacement drugs and protein drug candidates, utilizing both bacterial and mammalian expression systems. Dr. Zankel’s team also supported the regulatory group at BioMarin Pharmaceutical Inc. by characterizing these cell lines and developing documentation for two biologics license applications with the FDA. Dr. Zankel’s research team has created novel and proprietary drugs and drug delivery technologies using both protein engineering and chemical approaches. Additionally, Dr. Zankel coordinated the activities of the process development and analytical groups for the NeuroTrans program, which is one of the products Raptor Pharmaceutical Inc. is currently developing.

Prior to 1997, Dr. Zankel was a fellow for the National Institutes of Health at the Plant Gene Expression Center in Berkeley, California and at the Swiss Institute to Technology in Zurich, Switzerland. Dr. Zankel has been the author of a number of peer-reviewed articles in a variety of scientific areas. Dr. Zankel earned a B.A. from Reed College in Portland, Oregon and a Ph.D. from Columbia University.

Kim Tsuchimoto, C.P.A.

Ms. Tsuchimoto is the Chief Financial Officer, Treasurer and Secretary of Raptor Pharmaceutical Inc. since its inception in 2006. Prior to this, Ms. Tsuchimoto served Interim Controller at International Microcomputer Software, Inc. (OTCBB: IMSI), a software and Internet content company, from October 2005 to March 2006. From June 2005 to August 2005, Ms. Tsuchimoto served as Assistant Vice President, Controller at SpatiaLight Inc. (NASDAQ: HDTV), a high technology company. From February 1997 to June 2005, Ms. Tsuchimoto served at BioMarin Pharmaceutical Inc. and its predecessor company, Glyko, Inc., most recently as Vice President, Treasurer for two years, Vice President, Controller for two years and prior to that, as Controller. Ms. Tsuchimoto was responsible for BioMarin Pharmaceutical Inc.’s and Glyko, Inc.’s SEC and Canadian public company filings, corporate compliance, corporate governance, cash management and financial reporting. Prior to her employment at BioMarin Pharmaceutical Inc., Ms. Tsuchimoto served as Controller of a marketing consulting firm and an international venture capital firm and worked as a staff accountant in a local public accounting firm. Ms. Tsuchimoto is an inactive licensed California Certified Public Accountant and holds a B.S. in Business Administration with an emphasis in Accounting from San Francisco State University.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended August 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We currently do not have standing audit, nominating or compensation committees, or committees performing similar functions. The Board believes that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by the entire Board.

The Board also is of the view that it is appropriate for us not to have a standing nominating committee because there are currently only two (2) directors on the Board; these two (2) directors on Board have performed and will perform adequately the functions of a nominating committee. The directors on the Board, who perform the functions of a nominating committee, are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. We have not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nomination for directors. We do not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until its business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. The process of identifying and evaluating nominees for director typically begins with the Board soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

We currently do not provide a process for security holders to send communications to the board of directors. Because Mr. Nick DeMare currently serves as our only director and officer, we do not believe it would be necessary or appropriate for us to provide a separate process for security holders to send communication to the board of directors. As our company expands in the future and the number of our directors increases, we may contemplate providing a process for security holders to send communications to the board of directors.

We also do not have any policy with regard to board members’ attendance at annual meetings. We have not held an annual general meeting of shareholders since our inception.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years, none of the following persons has had any direct or indirect material interest in any transaction to which we were or are a party, or in any proposed transaction to which we propose to be a party:

(a)	any of our directors or officers;

(b)	any of our proposed directors of officers;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d)	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our president, Brent McMullin, received a monthly consulting fee of approximately $2,500 since April 2004. Our former president, Brett Stewart, who has remained as our secretary and treasurer, did not receive any cash or other compensation during the fiscal years ended August 31, 2005, 2004, 2003 and 2002.

There were no grants of stock options or stock appreciation rights made during the fiscal years ended August 31, 2005, 2004 and 2003 to our executive officers and directors. There were no stock options outstanding as at August 31, 2005. To date, we have not granted stock options or stock appreciation rights to any of our employees, consultants, directors or executive officers.

We intend to continue to pay consulting fees to our directors and officers in the future as we determine necessary. In addition, we intend to compensate our non-officer directors in the future with quarterly retainer fees and annual stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may also award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No current director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no formal management agreements with our directors or executive officers.

We have no plans or arrangements in respect of remuneration received or that may be received by our current executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: April 21, 2006

By Order of the Board of Directors

HIGHLAND CLAN CREATIONS CORP.

/s/ Brent McMullin

Brent McMullin
President